UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CIM COMMERCIAL TRUST CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

125525105

(CUSIP Number of Class of Securities)

Charles E. Garner II

Chief Executive Officer

CIM Commercial Trust Corporation

17950 Preston Road, Suite 600

Dallas, Texas 75252

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, California 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$210,000,000	$21,147

(1)                       Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 10 million shares of common stock, par value $0.001 per share, of CIM Commercial Trust Corporation.

(2)                       The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016, equals $100.70 per million dollars of the value of the transaction.

☒                     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$21,147	Filing Party	CIM Commercial Trust Corporation
Form or Registration No.	005-50769	Date Filed	May 16, 2016
☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by CIM Commercial Trust Corporation, a Maryland corporation and publicly traded real estate investment trust for U.S. federal income tax purposes (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 16, 2016 (the “Schedule TO”), to purchase for cash up to 10 million shares of its common stock, par value $0.001 per share (the “Common Stock”), at a price of $21.00 per share of Common Stock, net to the seller in cash, less any applicable withholding taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 16, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”). The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference.

ITEM 11.         ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On June 14, 2016, the Company issued a press release announcing the preliminary results of the Offer, which expired at 11:59 p.m., New York City time, on June 13, 2016. A copy of such press release is filed as Exhibit (a)(5)(B) to this Amendment No. 1 and is incorporated herein by reference.

ITEM 12.            EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit list:

(a)(5)(B) Press release issued June 14, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIM COMMERCIAL TRUST CORPORATION

By:	/s/ CHARLES E. GARNER II
Name	Charles E. Garner II
Title:	Chief Executive Officer

Date: June 14, 2016

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated May 16, 2016.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 16, 2016.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 16, 2016.

(a)(1)(F)*	Notice of Offer to Purchase, dated May 16, 2016.

(a)(5)(A)*	Press Release issued May 16, 2016.

(a)(5)(B)	Press Release issued June 14, 2016.

(b)(1)

Credit Agreement, dated as of September 30, 2014, among CIM Commercial Trust Corporation, each guarantor party thereto, each lender party thereto, Bank of America, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A. as Syndication Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 1, 2014).

(b)(2)

First Amendment to Credit Agreement, dated as of January 14, 2015, among CIM Commercial Trust Corporation, each Lender party thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 16, 2015).

(b)(3)

Second Amendment to Credit Agreement, dated as of May 1, 2015, among CIM Commercial Trust Corporation, each Lender party thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 4, 2015).

(d)(1)	2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005).

(d)(2)	First Amendment to PMC Commercial Trust 2005 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10 K filed with the SEC on March 16, 2015).

(d)(3)

2015 Equity Incentive Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement related to its 2015 annual meeting of stockholders, as filed with the SEC on April 17, 2015).

(d)(4)

Amended and Restated Executive Employment Contract with Jan F. Salit dated August 30, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2013).

(d)(5)

Amended and Restated Executive Employment Contract with Barry N. Berlin dated August 30, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2013).

(d)(6)

Master Services Agreement dated March 11, 2014 by and among PMC Commercial Trust, certain of its subsidiaries, and CIM Service Provider, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2014).

(d)(7)

Registration Rights and Lockup Agreement dated March 11, 2014 by and among Urban Partners II, LLC and PMC Commercial Trust (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2014).

(d)(8)

Service Agreement, dated as of August 7, 2014, by and among CIM Commercial Trust Corporation and CIM Service Provider, LLC, under the Master Services Agreement dated March 11, 2014, by and among PMC Commercial Trust, certain of its subsidiaries, and CIM Service Provider, LLC (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2014).

(d)(9)

Form of Indemnification Agreement for directors and officers of CIM Commercial Trust Corporation (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2014).

(d)(10)

Investment Management Agreement, dated as of December 10, 2015, between CIM Urban Partners, L.P. and CIM Investment Advisors, LLC. (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2016).

(d)(11)

Second Amended and Restated Agreement and Limited Partnership of CIM Urban Partners, L.P., dated as of December 22, 2005, by and among CIM Urban Partners GP, Inc. and CIM Urban REIT, LLC (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2015).

(d)(12)

Staffing and Reimbursement Agreement, dated as of January 1, 2015, by and among CIM SBA Staffing, LLC, PMC Commercial Lending, LLC and CIM Commercial Trust Corporation (incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 16, 2015).

*	Previously filed.